

Sean McCauley

Consultant at TPG Capital

Greater Minneapolis-St. Paul Area

Message   …

Rochester Home Infusion

 University of California, Berkeley

 See contact info

 500+ connections

Specialties: Pricing Retail Analytics Data Visualization Consulting

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Experience

CFO
Rochester Home Infusion
2013 – Present · 5 yrs
Rochester, Minnesota

 **Senior Advisor**
TPG Capital
Feb 2011 – Present · 7 yrs 10 mos

 **Sr. Director, Analytical Insights and Solutions**
DemandTec
Nov 2008 – Feb 2011 · 2 yrs 4 mos

 **Sr. Manager Reg Pricing**
Target
May 2006 – Oct 2008 · 2 yrs 6 mos

 **Engagement Manager**
McKinsey & Company
Jun 2000 – Apr 2006 · 5 yrs 11 mos

Show 1 more experience ⌄

Education

 **University of California, Berkeley**
Ph.D., Geochemistry
1991 – 1998

 **Carleton College**









ton College

BA, Geology
1985 – 1990

Skills & Endorsements

Analytics · 57

Endorsed by **Craig Silverman and 13 others who are highly skilled at this**

Endorsed by **2 of Sean's colleagues at TPG Global**

Pricing · 29

Endorsed by **Todd Marshall and 1 other who is highly skilled at this**

Endorsed by **2 of Sean's colleagues at Target**

Competitive Analysis · 24

Endorsed by **Kiran Gange and 2 others who are highly skilled at this**

Endorsed by **4 of Sean's colleagues at Target**

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Recommendations

Received (2) Given (5)

Bethany Klebanov

Bethany Klebanov
Sr. Director, Anthrolytics at ICF Olson
March 2, 2011, Bethany reported directly to Sean

Sean always has his eye on the big picture and how to take an analysis to the next level to drive the most benefit for the client. He was extremely supportive of my efforts to gain experience with new analytic techniques. Sean gave me ample latitude in how I went about my day to day work, but was there to support me when I needed it. He's a great person to work for and with!

Huan Hoang

Huan Hoang
Manager, Analytics, Data Science & Sales Optimization
March 1, 2011, Huan worked with Sean in different groups

Sean is one of the brightest and most talented people I have had the pleasure of working with and has an amazing ability to think analytically and strategically. He is an accomplished consultant and a talented deal negotiator. I found Sean to be friendly, articulate and a great person to work with and would highly recommend him to anyone anywhere in the world.